EXHIBIT 28(m) 10 UNDER FORM N-1A

EXHIBIT 1 UNDER ITEM 601/REG. S-K

EXHIBIT DD

to the

Distribution Plan

MONEY MARKET OBLIGATIONS TRUST:

Federated Government Obligations Fund

Class R Shares

This Exhibit to the Distribution Plan is adopted by Money Market Obligations Trust on the 11th day of November, 2015, with respect to the Class of Shares of the portfolio of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.50 of 1% of the average aggregate net asset value of the Class of Shares of the portfolio of Money Market Obligations Trust set forth above held during the month.

Witness the due execution hereof this 1st day of December, 2015.

MONEY MARKET OBLIGATIONS TRUST

By:

Name: J. Christopher Donahue

Title: President